

Mail Stop 4720

May 24, 2016

Michael A. Narachi
President and Chief Executive Officer
Orexigen Therapeutics, Inc.
3344 N. Torrey Pines Ct., Suite 200
La Jolla, California 92037

> **Re:** **Orexigen Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2016**
> **File No. 001-33415**

Dear Mr. Narachi:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 5. Approval of an Amendment to the Company's Amended and Restated Certificate of Incorporation to Increase Authorized Shares, page 42

1. We note your disclosure that the notes and warrants you issued in March 2016 may not be converted into shares of your common stock until you obtain the requisite approval from your stockholders to amend your Amended and Restated Certificate of Incorporation to increase the number of authorized but unissued shares of common stock. However, it is unclear from your disclosure whether the conversion of your outstanding notes and warrants is the only intended use for the additional authorized shares of common stock. Please expand your disclosure to state, if true, that other than to permit the conversion of all outstanding notes and warrants, you currently have no plans or arrangements to issue the additional authorized shares of common stock. Please also provide similar disclosure under Proposal 4 with respect to the additional authorized shares of common stock that would result in the event of a reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David Peinsipp
        Cooley LLP